Exhibit 99.1

Press release	January 12, 2015

Cnova Reports Strong Growth of GMV (+28.6% in 4Q14 and +26.6% in FY14)
and Net Sales (+19.7% in 4Q14 and +19.8% in FY14)

January 12, 2015 — Cnova N.V. (NASDAQ: CNV) today announced net sales, GMV and other data as of and for the fourth quarter and full year ended December 31, 2014.

•                  GMV grew 28.6% from €1,144.4M to €1,471.7M in 4Q14 vs 4Q13, demonstrating Cnova’s successful strategy to develop both its direct sales and marketplace businesses

•                  Net sales increased 19.7% from €917.7M to €1,098.6M in 4Q14 vs 4Q13

•                  28.6% growth at Cnova Brazil and 15.5% growth at Cdiscount

•                  Marketplace as a share of GMV increased from 13.2% to 21.5% in France and from 3.8% to 12.4% in Brazil in 4Q14 vs 4Q13

CNOVA	4Q13	4Q14	Growth
GMV(1) (€ millions)	1,144.4	1,471.7	+28.6%
Net Sales (€ millions)	917.7	1,098.6	+19.7%
Active clients(2) (millions)	11.0	13.6	+23.1%
Orders(3) (millions)	7.9	10.8	+38.0%
Number of items sold (millions)	15.1	20.8	+37.3%

•                  Active clients increased 23.1% from 11.0 M to 13.6 M in 4Q14 vs 4Q13 and orders increased 38.0% from 7.9 M to 10.8 M in 4Q14 vs 4Q13

•                  Clients are placing more repeat orders and buying more items, which is a positive commercial indicator

CDISCOUNT	4Q13	4Q14	Growth
GMV (€ millions)	627.0	790.5	+26.1%
Net sales (€ millions)	463.5	535.2	+15.5%
Marketplace share (4) (%)	13.2%	21.5%	+836	bps
Mobile share (6) %	14.0%	21.6%	+753	bps
Mobile traffic share (%)	26.8%	39.9%	+1,309	bps

CNOVA BRAZIL	4Q13	4Q14	Growth
GMV (R$ millions)	1,577.3	2,153.9	+36.6%
GMV (€ millions)	517.4	681.2	+31.7%
Net sales (R$ millions)	1,386.0	1,782.4	+28.6%
Net sales (€ millions)	454.2	563.4	+24.1%
Marketplace share (5) (%)	3.8%	12.4%	+865	bps
Mobile share (6) %	4.4%	10.5%	+600	bps
Mobile traffic share (%)	13.8%	21.7%	+794	bps

•                  Cdiscount GMV increased 26.1% from €627.0M to €790.5M in 4Q14 vs 4Q13 due to net sales growth of 15.5% and an 836 bps increase in marketplace as a share of GMV

•                  Cnova Brazil GMV increased 36.6% from R$1,577.3M to R$2,153.9M in 4Q14 vs 4Q13 due to net sales growth of 28.6% and an 865 bps increase in marketplace as a share of GMV

CNOVA	2013	2014	Growth
GMV (€ millions)	3,567.1	4,515.8	+26.6%
Net Sales (€ millions)	2,898.9	3,473.8	+19.8%

CDISCOUNT	2013	2014	Growth
GMV (€ millions)	1,901.5	2,311.8	+21.6%
Net sales (€ millions)	1,420.4	1,605.5	+13.0%

CNOVA BRAZIL	2013	2014	Growth
GMV (€ millions)	1,665.6	2,204.1	+32.3%
Net sales (€ millions)	1,478.5	1,868.3	+26.4%

***

(1) GMV or Gross Merchandise Volume is comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

(2) Active clients at the end of December having purchased at least once through our sites during the last 12 months.

(3)Total placed orders before cancellation due to fraud detection or customers not paying for their order and after correction of orders placed in one period but not delivered until the following period.

(4)Marketplace share on www.cdiscount.com.

(5) Marketplace share on www.extra.com.br.

(6) Share of placed orders value from mobile devices excluding specialty websites.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the prospectus filed with the U.S. Securities and Exchange Commission on November 21, 2014 and other documents filed with the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

Cnova Investor Relations Contact:

investor@cnova.com

Tel: +33 1 53 70 55 90